AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Euronav NV (the “Company” or “Euronav”) has centralized certain documentation on dedicated pages of its website in relation to certain previously announced transactions, including: (i) the Company’s sale of 24 vessels to Frontline plc (“Frontline”) for an aggregate purchase price of approximately $2.35 billion, (ii) the acquisition by Compagnie Maritime Belge NV (“CMB”) of all ordinary shares, no par value (“Ordinary Shares”) of Euronav held by Frontline plc and Famatown Finance Limited, (iii) the agreement to terminate the arbitration proceedings between Euronav and Frontline (and certain other parties) in respect of a combination agreement, and (iv) the Company’s purchase of CMB.TECH NV from CMB for the purchase price of approximately $1.15 billion.

Investors can access these dedicated webpages at the following locations:
https://www.euronav.com/en/investors/legal-information/sgm/2023/
https://www.euronav.com/en/investors/legal-information/sgm/2024/

The information contained on the Company’s website does not form a part of and is not incorporated by reference into this Form 6-K.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV
(Registrant)

Dated: March 1, 2024

	By:	/s/ Ludovic Saverys
Ludovic Saverys
Chief Financial Officer